OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CTC MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

Vladimir Lechtman

Jones Day

51 Louisiana Avenue, N.W.

Washington, D.C. 20001

(202) 879-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 2 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA CAPITAL HOLDINGS (CYPRUS) LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 3 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ABH FINANCIAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

British Virgin Islands

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 4 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ABH HOLDINGS CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

British Virgin Islands

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 5 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA CTC HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.1%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 6 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALFA FINANCE HOLDINGS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Luxembourg

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.1%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 7 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Gibraltar

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.1%
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 8 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship of Place of Organization

Liechtenstein

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

39,548,896
8. Shared Voting Power

0
9. Sole Dispositive Power

39,548,896
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

26.1%
14.	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13D	Page 9 of 20

Item 1.	Security and Issuer

This Amendment No. 1 on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 29, 2006 (the “Initial Statement” and together with this Amendment, the “Statement”), by Alfa Capital Holdings (Cyprus) Ltd., ABH Financial Limited, ABH Holdings Corp., Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation. Except as provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.

Item 2.	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Alfa Capital Holdings (Cyprus) Ltd.;

(ii)	ABH Financial Limited;

(iii)	ABH Holdings Corp.;

(iv)	Alfa CTC Holdings Limited;

(v)	Alfa Finance Holdings S.A.;

(vi)	CTF Holdings Limited; and

(vii)	Crown Finance Foundation.

This Statement relates to the Shares held of record by Alfa CTC Holdings Limited. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

The Reporting Persons

Alfa Capital Holdings (Cyprus) Ltd. (“Alfa Capital Holdings”) is a Cyprus company, with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Alfa Capital Holdings is to provide investment services. Alfa Capital Holdings ceased to be the beneficial owner of any Shares as of June 25, 2007 (as more fully described below). Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ABH Financial Limited (“ABH Financial”) is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of ABH Financial is to function as a holding company. ABH Financial is the sole shareholder of Alfa Capital Holdings and, in such capacity, may have been deemed to be the beneficial owner of the Shares formerly held of record by Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ABH Holdings Corp. (“ABH Holdings”) is a British Virgin Islands company with its principal address at Geneva Place, 2nd Floor, 333 Waterfront Dr., P.O. Box 3339, Road Town, Tortola, British Virgin Islands. ABH Holdings is the sole shareholder of ABH Financial and, in such capacity, may have

SCHEDULE 13D	Page 10 of 20

been deemed to be the beneficial owner of the Shares formerly held of record by Alfa Capital Holdings. The principal business of ABH Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of ABH Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa CTC Holdings Limited (“Alfa CTC”) is a Cyprus company with its principal address at Themistokli Dervi 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Alfa CTC is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa CTC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, L-1724, Luxembourg. Alfa Finance is the sole shareholder of Alfa CTC and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. The principal business of Alfa Finance is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SCHEDULE 13D	Page 11 of 20

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby supplementally amended as follows:

On June 25, 2007, Alfa Capital Holdings transferred 30,381,432 Shares (the “Transferred Shares”) to its direct parent company, ABH Financial by way of dividend. On June 25, 2007, ABH Financial transferred the Transferred Shares to its direct parent company, ABH Holdings by way of dividend. Subsequently, on June 25, 2007, ABH Holdings sold the Transferred Shares to Alfa CTC pursuant to the terms of the Purchase Agreement (as more fully described in Item 6 below) for an aggregate purchase price of US$862,528,854.48. To pay the purchase price, Alfa CTC borrowed the funds from its direct parent company, Alfa Finance, pursuant to the terms of the loan agreement (as more fully described in Item 6 below) (the “Loan Agreement”), entered into by Alfa CTC and Alfa Finance on June 22, 2007. Alfa Finance used the funds from its working capital to provide the loan to Alfa CTC. A copy of the Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. A copy of the Loan Agreement is attached hereto as Exhibit C and is incorporated herein by reference. The foregoing description of the Purchase Agreement and the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement and the Loan Agreement, which are incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby deleted in its entirety and replaced with the following:

The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

Alfa CTC has acquired the Transferred Shares from ABH Holdings as part of an internal group restructuring as more fully described below and in the documents described in Item 6 and attached as Exhibits hereto.

As a result of their beneficial ownership positions, Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments. As part of their effort to maximize the value of their direct and indirect investments, Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things:

(i) the possible direct or indirect acquisition of additional securities of the Issuer;

(ii) the possible disposition of any securities of the Issuer owned directly or indirectly by them;

(iii) possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries; or

(iv) the possible acquisition by the Issuer or its subsidiaries of assets or interests in one or more entities, including other entities in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or operations by the Issuer or its subsidiaries.

Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.

SCHEDULE 13D	Page 12 of 20

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

(a) (i) Following the transfer of the Transferred Shares by Alfa Capital Holdings to ABH Financial described in Item 3, Alfa Capital Holdings beneficially owns no Shares of the Issuer.

(ii) Following the transfer of the Transferred Shares by ABH Financial to ABH Holdings described in Item 3, ABH Financial beneficially owns no Shares of the Issuer.

(iii) Following the transfer of the Transferred Shares by ABH Holdings to Alfa CTC described in Item 3, ABH Holdings beneficially owns no Shares of the Issuer.

(iv) Following the acquisition of the Transferred Shares from ABH Holdings described in Item 3, Alfa CTC is the beneficial owner of 39,548,896 Shares (representing in aggregate approximately 26.1% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 151,540,072 Shares issued and outstanding as of April 27, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated April 30, 2007. As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance, and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owners of the 39,548,896 Shares, which are held of record by Alfa CTC. To the best of the Reporting Persons’ knowledge, other than Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance, none of the persons named in Item 2 beneficially owns any Shares.

(v) The Issuer, Alfa CTC, MTG Broadcasting AB (“MTG”), Cavendish Nominees Limited (“Cavendish”) and Sector Investment Holding Company Limited (“Sector”) are parties to the Stockholders’ Agreement with respect to their ownership interests in the Issuer. As a result, Alfa CTC may be deemed to be part of a “group” with MTG, Cavendish, and Sector, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as may be filed with the Securities and Exchange Commission by MTG, Cavendish, and/or Sector, or any of their affiliates, for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge, as of the most recent proxy statement of the Issuer on Schedule 14-A dated April 17, 2007, each of MTG, Cavendish, and Sector, respectively, may be deemed to beneficially own the following numbers of Shares: MTG – 60,008,800 (39.6% of the total number of Shares outstanding); Cavendish – 11,360,667 (7.5% of the total number of Shares outstanding); and Sector – 2,405,891 (1.6% of the total number of Shares outstanding). These percentages are calculated on the basis of the Issuer having 151,540,072 Shares issued and outstanding as of April 27, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated April 30, 2007. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by MTG, Cavendish, or Sector, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by MTG, Cavendish, or Sector.

(b) Alfa CTC may be deemed to have the sole power to vote and dispose of the 39,548,896 Shares that it holds of record.

As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance, and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and

SCHEDULE 13D	Page 13 of 20

Crown Finance may be deemed to have the power to direct the shares of Alfa CTC, and therefore may be deemed to have the sole power to direct the voting and disposition of the 39,548,896 Shares held of record by Alfa CTC.

(c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2.

(d) To the best of the Reporting Persons’ knowledge, no person other than Alfa CTC, Alfa Finance, CTF Holdings and Crown Finance has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Item 5(e) is supplementally amended as follows: Alfa Capital Holdings, ABH Financial and ABH Holdings ceased to be the beneficial owners of any Shares as of June 25, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is supplementally amended as follows:

On June 22, 2007, ABH Holdings and Alfa CTC entered into a share purchase agreement (the “Purchase Agreement”), pursuant to which on June 25, 2007, ABH Holdings sold to Alfa CTC 30,381,432 of the Shares in CTC. As a result, and as of such date, Alfa CTC became the beneficial owner of the 39,548,896 Shares, which include the 9,167,464 Shares held by Alfa CTC prior to the transaction reported herein). A copy of the Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement, which are incorporated herein by reference.

On June 22, 2007, Alfa CTC and Alfa Finance entered into a loan agreement (the “Loan Agreement”) pursuant to which Alfa CTC borrowed US$900,000,000 to be repaid no later than December 31, 2008. Alfa CTC will use a portion of the funds to pay the purchase price for the Shares it acquired from ABH Holdings pursuant to the terms of the Purchase Agreement. A copy of the Loan Agreement is attached hereto as Exhibit C and is incorporated herein by reference. The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms of the Loan Agreement, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 14 of 20

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CAPITAL HOLDINGS (CYPRUS) LTD.

June 27, 2007
Date

/s/ Andriy Glavatskyy
Signature

Andriy Glavatskyy, Director
Name/Title

ABH FINANCIAL LIMITED

June 27, 2007
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

ABH HOLDINGS CORP.

June 27, 2007
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian for and on behalf of Alfa Finance Holdings S.A., Director
Name/Title

SCHEDULE 13D	Page 15 of 20

ALFA CTC HOLDINGS LIMITED

June 27, 2007
Date

/s/ Maria Pitta
Signature

Maria Pitta, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

June 27, 2007
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Attorney-in-fact
Name/Title

CTF HOLDINGS LIMITED

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 16 of 20

ANNEX A

Directors and Officers of Alfa Capital Holdings (Cyprus) Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian, Director (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Andriy Glavatskyy, Director (Ukraine)	Director, Alfa Capital Holdings (Cyprus) Limited	Presidium Building, 3rd Floor, 6 Demostenis Severis Avenue, Nicosia, 1080, Cyprus

Simon Roache, Director (UK)	CEO, Alfa Capital Markets London	21st Floor, City Tower 40 Basinghall Street London EC2V 5DE United Kingdom

Dinos Constantinou, Director (Cyprus)	Chartered accountant	6 Ayias Elenis Street Ayios Dhometios 2363 Nicosia, Cyprus

Christina Mavronicola, Director (Cyprus)	Lawyer	4, Diagoras Street, Kermia Building, Office 103, 1097 Nicosia, Cyprus

Directors and Officers of ABH Financial Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian, Director (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Joseph Louis Daniel Moss, Director (UK)	Director, ABH Financial Limited	10/8 International Commercial Centre, Casemates Square, Gibraltar

Directors and Officers of ABH Holdings Corp.

Name/Title/Citizenship	Principal Occupation	Business Address
Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

SCHEDULE 13D	Page 17 of 20

Petr Aven, Director (Russia)	President, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, Moscow, Russia, 107078

Alexander Knaster, Director (USA)	CEO, Pamplona Management	25 Park Lane, London, W1K 1RA, United Kingdom

Andrey Kosogov, Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa-Bank	Ak. Sakharov Prospekt, 12, 10th floor, Moscow, Russia, 107078

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 10th floor, Moscow, Russia, 121019

David Gould, Director (USA)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd	6 Sechenovskiy Pereulok, Buildings 3, Floor 3, Moscow, Russia, 119034

Ildar Karimov, Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, Moscow, Russia,119019

Alfa Finance Holdings S.A., Director (Luxembourg)		3, Bld du Prince Henri, L-1724 Luxembourg

Directors and Officers of Alfa CTC Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Maria Pitta, Director (Cyprus)	Accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Charalambos Michaelides, Director (Cyprus)	Chartered accountant	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address
Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Peter Aven, Director (Russia)	President, OJSC Alfa Bank	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Alexander Knaster, Director (USA)	CEO, Pamplona Management	25 Park Lane, London, W1K 1RA, United Kingdom

SCHEDULE 13D	Page 18 of 20

Andrey Kosogov, Director (Russia)	First Deputy Chairman of the Executive Board of Directors, OJSC Alfa-Bank	Ak. Sakharov Prospekt, 12, 10th floor, Moscow, Russia, 107078

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 10th floor, Moscow, Russia, 121019

David Gould, Director (USA)	Deputy Director of Corporate Development	6 Sechenovskiy Pereulok, Buildings 3, Floor 3, Moscow, Russia, 119034

Ildar Karimov, Director (Russia)	Chief Executive Officer, Alfa Finance Holdings S.A.	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, Moscow, Russia,119019

Pavel Nazarian, Officer—Director of Headquarters (Russia)	Director of Headquarters, Alfa Finance Holdings S.A.	3, Bld du Prince Henri, L-1724 Luxembourg

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 19 of 20

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Alexander Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, Moscow, Russia, 121019

Mikhail Fridman, Director (Russia)	Chairman of the Supervisory Board of Alfa-Bank Group	Mashy Poryvaevoy str., 9, “G”, Moscow, Russia, 107078

Mikhail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1 Arbat Street, Moscow, Russia,119019

Lev Khasis, Director (Russia)	Chief Executive Officer, X5 Retail Group N.V.	3 Red Square, Moscow, Russia, 109012

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B Moscow, Russia, 121356

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 10th floor, Moscow, Russia, 121019

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, Moscow, Russia, 119034

Leonid Reznikovich, Director (Russia)	Chief Executive Officer – Altimo LLC	11 Savvinskaya Nab., Moscow, Russia, 119435

Alexander Savin, Director (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7 Moscow, Russia, 123610

To the best of the Reporting Persons’ knowledge: (a) none of the persons listed in this Annex A hold any Shares, and (b) none of the persons listed in this Annex A has any contracts, arrangements, understandings or relationships with respect to the Shares.

SCHEDULE 13D	Page 20 of 20

EXHIBIT INDEX

Exhibit A            A conformed copy of the Joint Filing Agreement by and among Alfa Capital Holdings (Cyprus) Ltd.; ABH Financial Limited; ABH Holdings Corp.; Alfa CTC Holdings Limited; Alfa Finance Holdings S.A.; CTF Holdings Limited; and Crown Finance Foundation, incorporated herein by reference to Exhibit A to the statement in Schedule 13D filed with the Securities and Exchange Commission on December 29, 2006.

Exhibit B            Purchase Agreement, dated as of June 22, 2007, between ABH Holdings Corp and Alfa CTC Holdings Limited.

Exhibit C            Loan Agreement, dated as of June 22, 2007, between Alfa CTC Holdings Limited and Alfa Finance Holdings S.A.

Exhibit D            A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Statement on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on August 15, 2006.

Exhibit E            A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Statement on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit F to the statement in Schedule 13D filed with the Securities and Exchange Commission on December 29, 2006.

Exhibit B

Execution copy

SHARE SALE AND PURCHASE AGREEMENT

Between

ABH Holdings Corp.

(the “Vendor”)

and

Alfa CTC Holdings Limited

(the “Purchaser”)

Dated June 22, 2007

This Agreement is made on the 22nd day of June, 2007

Between

1

ABH Holdings Corp., a company organized under the laws of the British Virgin Islands and having its registered office at Geneva Place, 2nd Floor, #333, Waterfront Drive, Road Town, Tortola, British Virgin Islands (the “Vendor”)

and

2

Alfa CTC Holdings Limited, a company organized under the laws of the Republic of Cyprus and having its registered office at Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus (the “Purchaser”)

Whereas

(A)

The Vendor expects to receive from its subsidiary ABH Financial Limited, a company incorporated under the laws of the British Virgin Islands and having its registered office at Geneva Place, 2nd Floor, #333, Waterfront Drive, Road Town, Tortola, British Virgin Islands (the “Subsidiary”), a distribution by way of dividend-in-kind of 30,381,432 shares of common stock (the “Shares”) in the share capital of CTC Media, Inc., a Delaware corporation (the “Company”), representing approximately 20.05% (twenty 5/100 per cent) of the issued and allotted shares of the Company at the date hereof.

(B)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor the Shares on the terms and conditions hereinafter contained.

It is agreed as follows:

1	Interpretation

1.1	In this Agreement the following words and expressions shall have the following meanings:

“Business Day” means a day (excluding Saturdays and Sundays) on which banks are generally open in Nicosia, London, New York and Moscow for the transaction of normal banking business;

“Company” has the meaning given to this term in Recital (A);

“Completion” means completion of the matters set forth in Clauses 3.2 and 3.3 in accordance with this Agreement;

“Condition Precedent” means the condition precedent set forth in Clause 6.1(a);

“CTC Stockholders’ Agreement” means the CTC Media Inc.’s Stockholders’ Agreement, dated May 12, 2006, as amended from time to time, between the Company, MTG Broadcasting AB, Alfa Capital Holdings (Cyprus) Limited, Jaystone Limited (now known as Alfa CTC Holdings Limited), Cavendish Nominees Limited, and Sector Investment Holding Company Limited;

“Encumbrances” means a mortgage, charge, pledge, lien, option, right of first refusal, rights of pre-emption, third party right or interest or any other encumbrance or security interest in favour of any third party of any kind having similar effect, except for certain voting agreements, transfer restrictions and right of first offer provisions as set forth in the CTC Stockholders’ Agreement;

“Parties” means the parties to this Agreement;

“Purchase Price” has the meaning given to this term in Clause 2.3;

“Purchaser” has the meaning given to this term in the preamble hereto;

“Purchaser Warranties” means the warranties by the Purchaser as set out in Clause 5;

“Registrar” means Computershare Shareholder Services, Inc., Transfer Agent and Registrar, 250 Royall Street Canton, MA 02021, USA;

“Registration Date” means the date on which the Purchaser is registered as the legal and beneficial owner of the Shares in the share register of the Company;

“Shares” has the meaning given to this term in Recital (A);

“Subsidiary” has the meaning given to this term in Recital (A);

“Transfer Date” means the date the Condition Precedent has been satisfied or waived or such other date as the Parties agree;

“US Dollars” and “USD” means the lawful currency of the United States of America;

“Vendor” has the meaning given to this term in the preamble hereto; and

“Vendor Warranties” means the warranties by the Vendor as set out in Clause 4.

1.2	All references in this Agreement to a statutory provision shall be construed as including references to:

1.2.1	any statutory modification consolidation or re-enactment (whether before or after the date of this Agreement) for the time being in force;

1.2.2	all statutory instruments or orders made pursuant to a statutory provision; and

1.2.3	any statutory provisions of which a statutory provision is a consolidation, re-enactment or modification.

1.3	In this Agreement, the headings are for ease of reference only and shall not affect the interpretation of this Agreement.

1.4	In this Agreement, unless the context otherwise requires, a reference to a specified Clause shall be construed as a reference to that specified Clause of this Agreement.

2	Agreement for Sale

2.1	Subject to the terms and conditions of this Agreement on the Transfer Date the Vendor shall sell, transfer, assign, and deliver to the Purchaser and the Purchaser shall purchase and acquire the Shares, with full title guarantee, together with all dividend, distribution and other rights of any kind attaching or accruing thereto from the Transfer Date.

2.2	The Shares shall be sold free and clear of all Encumbrances.

2.3	The total purchase price payable by the Purchaser to the Vendor in consideration for the Shares shall be USD 862,528,854.48 (eight hundred sixty two million five hundred twenty eight thousand eight hundred fifty four and 48/100 United States Dollars) (the “Purchase Price”).

3	Transfer of the Ownership to the Shares

3.1	The transfer of the Shares to the Purchaser shall take place on the Transfer Date as set forth in Clauses 3.2 and 3.5.

3.2	On the Transfer Date, the Vendor shall execute and deliver to the Purchaser duly adopted resolutions of the board of directors of the Vendor approving entry into and performance of this Agreement and the transfer of the Shares from the Vendor to the Purchaser.

3.3	On the Transfer Date, the Purchaser shall execute and deliver to the Vendor duly adopted resolutions of the board of directors of the Purchaser approving entry into and performance of this Agreement, the acquisition of the Shares and the payment of the Purchase Price.

3.4	The Purchaser shall submit to the Registrar all documents and information and perform all actions as may be required by the Registrar in order to complete the transfer of the ownership of the Shares from the Vendor to the Purchaser pursuant to the terms and conditions hereof.

3.5	The Vendor shall procure that the Purchaser is registered as the legal and beneficial owner of the Shares in the register of the members of the Company and procure that the new share certificates are issued in the name of the Purchaser and delivered by the Registrar to the Purchaser.

3.6	Subject to the Completion of the steps set forth in Clauses 3.2 to 3.5, the Purchaser shall pay the Purchase Price to the Vendor in cash by electronic wire transfer no later than December 31, 2007, to the following account:

Gutmann Bank
Correspondent Bank:	JP Morgan Chase Bank, New York, USA
SWIFT:	CHASUS33
Correspondent Account:	0011035474
Beneficiary Bank:	Bank Gutmann AG
Schwarzenbergplatz 16
A-1010 Vienna

SWIFT:	GUTBATWW
Beneficiary:	ABH Holdings Corp
Beneficiary account USD:	31090/80006

4	Warranties by the Vendor

4.1	The Vendor represents and warrants to the Purchaser that:

4.1.1	On the Transfer Date, the Vendor shall own sole legal and beneficial title to the Shares, free and clear from any Encumbrances;

4.1.2	the Shares are fully paid up and there are no agreements or arrangements in force, other than this Agreement, which grant to any person the right to call for the issue, allotment or transfer of any of the Shares;

4.1.3	the Vendor is a company duly incorporated and validly existing under the laws of the British Virgin Islands and has the right, power and authority to enter into, execute and perform this Agreement and has taken all necessary corporate action to authorise the execution and performance of this Agreement and this Agreement constitutes valid, legal and binding obligations on the Vendor enforceable in accordance with its terms.

4.2	The Vendor warrants to the Purchaser and its respective successors in title that the Vendor Warranties set out above in Clause 4.1 are true and accurate in all respects and shall continue to be true and correct in all respects up to and including Completion, as if repeated on such date.

4.3	Each of the Vendor Warranties is without prejudice to any other warranty or undertaking and, except where expressly stated, no Clause contained in this Agreement governs or limits the extent or application of any other Clause.

5	Warranties by the Purchaser

5.1	The Purchaser warrants to the Vendor that:

5.1.1	the Purchaser is a company duly incorporated and validly existing under the laws of the Republic of Cyprus.

5.1.2	the Purchaser has the right, power and authority to enter into, execute and perform this Agreement and has taken all necessary corporate action to authorise the execution and performance of this Agreement and this Agreement constitutes valid, legal and binding obligations on the Purchaser enforceable in accordance with its terms.

5.2	The Purchaser warrants to the Vendor that the Purchaser Warranties set out above in Clause 5.1 are true and accurate in all respects.

5.3	Each of the Purchaser Warranties is without prejudice to any other warranty or undertaking and, except where expressly stated, no Clause contained in this Agreement governs or limits the extent or application of any other Clause.

6	Conditions Precedent

6.1	Clauses 2 (Agreement for sale) and 3 (Transfer of the Ownership to the Shares) of this Agreement are conditional on the following having occurred:

(a)	The Vendor having acquired the Shares by way of dividend distribution from the Subsidiary.

7	Costs of Agreement

The Vendor shall pay all the costs incurred in connection with the negotiation, preparation and implementation of this Agreement, as well as transaction costs (including all stamp or other documentary or transaction duties and any other transfer taxes) arising directly or indirectly from the transfer of the Shares to the Purchaser pursuant to this Agreement.

8	Notices

8.1	Any notice or other communication to be given by one Party to the other Party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the Party giving it. It shall be served by sending it by fax to the number set out in Clause 8.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in Clause 8.2 and in each case marked for the attention of the relevant Party set out in Clause 8.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 8). Any notice so served by hand, fax or post shall be deemed to have been duly given:

8.1.1	in the case of delivery by hand, when delivered;

8.1.2	in the case of fax, at the time of transmission;

8.1.3	in the case of prepaid recorded delivery, special delivery or registered post, at 10:00 am on the second Business Day following the date of posting.

provided that in each case where delivery by hand or by fax occurs after 6:00 pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 am on the next following Business Day.

References to time in this Clause are to local time in the country of the addressee.

8.2	The addresses and fax numbers of the Parties for the purpose of Clause 8.1 are as follows:

Vendor:	ABH Holdings Corp.
Address:	Geneva Pl., #333 Waterfront Dr., Road Town, Tortola, British Virgin Islands
Fax:	(352)26 47 06 28

Purchaser:	Alfa CTC Holdings Limited
Address:	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus
Fax:	(357) 22 555 803

8.3	A Party may notify the other Party to this Agreement of a change to its name, relevant addressee, address or fax number for the purpose of this Clause 8, provided that, such notice shall only be effective on:

8.3.1	the date specified in the notice as the date on which the change is to take place; or

8.3.2	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date five (5) Business Days after notice of any change has been given.

9	Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties in connection with the subject matter hereof.

10	Variation

10.1	No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

10.2	Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

11	Severability

Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of such term or provision or the remaining terms and provisions of this Agreement in any other jurisdiction. In the event of a determination of invalidity or unenforceability of a particular provision of this Agreement, the Vendor and the Purchaser shall seek in good faith and employ all reasonable endeavours to revise or restructure such provision and/or to enter into such further agreements and/or arrangements in such manner as would give effect to the intent of the Vendor and the Purchaser as expressed herein while rendering the intent of such provision fully valid, binding and enforceable.

12	Further Assurance

The Vendor agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after the Transfer Date, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under this Agreement.

13	Language; Counterparts

This Agreement may be executed in counterparts and is executed in English in two originals, each of which shall be deemed an original but which together shall constitute one and the same instrument, each Party receiving one original. All documents to be furnished or communications to be given or made under this Agreement shall be in the English language or, if in another language, shall be accompanied by a certified translation into English which translation shall be the governing version between the Parties.

14	Contracts (Rights of Third Parties) Act 1999

Any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

15	Governing law

This Agreement and the relationship between the Parties shall be governed by, and interpreted in accordance with, English law.

16	Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force. There shall be one arbitrator and the appointing authority shall be the London Court of International Arbitration. The place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. The Parties hereby waive any rights under the Arbitration Act 1996 to appeal any arbitration award to, or to seek determination of a preliminary point of law by, the courts of England. No other parties or other disputes shall be included in, or consolidated with, the arbitral proceedings.

This Agreement has been signed on behalf of the Parties the day and year first before written.

Signed by:

For and on behalf of ABH Holdings Corp.		For and on behalf of Alfa CTC Holdings Limited

By:	/s/ Pavel Nazarian	By:	/s/ Maria Pitta
Name, Title:	Pavel Nazarian for and on behalf of Alfa Finance Holdings S.A., Attorney-in-fact	Name, Title:	Maria Pitta Director

Exhibit C

Execution Copy

DATED June 22, 2007

(1)	Alfa CTC Holdings Limited, as borrower

(2)	Alfa Finance Holdings, S.A., as lender

LOAN AGREEMENT

US$900,000,000

THIS AGREEMENT is made on June 22, 2007

BETWEEN

(1)	Alfa Finance Holdings, S.A., a company organized under the laws of Luxembourg and having its registered office at 3, Bld du Prince Henri, L-1724 Luxembourg, fax number +352 264 70 628 (the “Lender”); and

(2)	Alfa CTC Holdings Limited, a company organized under the laws of the Republic of Cyprus and having its registered office at Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus, fax number +357 22 555 803 (the “Borrower”).

IT IS AGREED as follows:

1.	DEFINITIONS

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general interbank business in London, Cyprus and Amsterdam;

“Event of Default” has the meaning given to it in clause 8 hereof;

“Interest Rate” means 7% per annum;

“Loan” means the loan (as from time to time reduced by repayment or prepayment) made or to be made by the Lender to the Borrower hereunder; and

“Repayment Date” means December 31, 2008.

2.	LOAN

2.1	On the Borrower’s request but subject to clause 2.2 below, the Lender agrees that it shall make a Loan to the Borrower at the time and in the amount specified in such request provided that such Loan made by the Lender hereunder shall not exceed US$900,000,000 (or such other amount as may be agreed between the Borrower and the Lender).

2.2	The Lender shall not be obliged to comply with a request made pursuant to clause 2.1 above if, following the receipt thereof, the Board of Directors of the Lender determines either:

(a)	that the Lender is insolvent; or

(b)	that compliance with such request would prejudice the Lender’s ability to pay its debts as they fall due.

3.	INTEREST

(a)	Interest shall be payable by the Borrower on the outstanding amount of the Loan at a rate equal to the Interest Rate and shall be calculated on the basis of 365 or 366 day year, as applicable, and the actual number of days elapsed;

(b)	Interest shall be payable on the Repayment Date.

4.	REPAYMENT

The Loan (together with all interest accrued thereon and other amounts due or owing to the Lender in connection with such Loan) shall be repaid by the Borrower on the Repayment Date.

5.	PREPAYMENT

The Borrower may prepay the whole or any part of the Loan (together with interest accrued thereon and any other amounts due or owing to the Lender at such time) at any time without penalty. Any prepayment made under this clause 5 will be used first in prepayment of accrued

Interest and second, to the extent that the amount of such prepayment is in excess of the amount of accrued interest then outstanding, such excess shall be applied to reduce the amount of principal outstanding.

6.	PAYMENTS

6.1	Unless required by law, all payments made by the Borrower hereunder shall be made free and clear of and without any deduction for or on account of any tax, set-off or counterclaim. If the Borrower is required by law to make any deduction or withholding on account of tax or otherwise from any payment due hereunder, the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives a net sum equal to the sum which the Lender would have received had no deduction or withholding been made.

6.2	Any payments to be made under this Agreement shall be made to the following accounts (or to such other accounts as later notified by the relevant party to the other):

If to the Borrower:

Correspondent Bank:	Deutsche Bank Trust Company (Bankers Trust Co.)

SWIFT:	BKTRUS33

Account:	04401485

Beneficiary Bank:	Amsterdam Trade Bank N.V.
Herengracht 475, 1017 BS Amsterdam
The Netherlands

SWIFT:	STOLNL2A

Beneficiary:	Alfa CTC Holdings Ltd

Beneficiary Account #:	9001-801260-001

If to the Lender:

Correspondent Bank:	Deutsche Bank Trust Company (Bankers Trust Co.)

SWIFT:	BKTRUS33

Account:	04401485

Beneficiary Bank:	Amsterdam Trade Bank N.V.
Herengracht 475, 1017 BS Amsterdam
The Netherlands

SWIFT:	STOLNL2A

Beneficiary:	Alfa Finance Holdings S.A.

Beneficiary Account #:	9001-800716-001

7.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this clause 7 to the Lender on the date of this Agreement.

7.1	Status

It is a company, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

7.2	Binding obligations

The obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law as at the date of this Agreement limiting its obligations, legal, valid, binding and enforceable obligations.

7.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its constitutional documents; or

(c) any agreement or instrument binding upon it or any of its assets.

7.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated hereby.

7.5	No proceedings pending or threatened

There is no litigation, arbitration or administrative proceeding pending or, to the best of the Borrower’s knowledge and belief, threatened against or with respect to the Borrower or any of its assets, nor is there subsisting any unsatisfied judgement or award given against the Borrower by any court, arbitrator or other competent body having authority over it, which might materially affect the ability of the Borrower to perform the respective obligations under this Agreement.

8.	EVENTS OF DEFAULT

8.1	Each of the events or circumstances set out in clause 8.1 is an “Event of Default”.

(a)	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to this Agreement at the place at and in the currency in which it is expressed to be payable unless:

(i) its failure to pay is caused by administrative or technical error; and

(ii) payment is made within 3 Business Days of its due date.

(b)	Other obligations

(i) The Borrower does not comply with any provision of this Agreement (other than those referred to in clause 8.1 (a) (Non-payment)).

(ii) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 10 Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply.

(c)	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in this Agreement or any other document delivered by or on behalf of the Borrower under or in connection with this Agreement is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(d)	Insolvency

(i) The Borrower is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(ii) The value of the assets of the Borrower is less than its liabilities (taking into account contingent and prospective liabilities).

(iii) A moratorium is declared in respect of any indebtedness of the Borrower.

(e)	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower;

(ii) a composition, compromise, assignment or arrangement with any creditor of the Borrower;

(iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of the Borrower or any of its assets; or

(iv) enforcement of any security over any assets of the Borrower,

or any analogous procedure or step is taken in any jurisdiction.

(f)	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of the Borrower having an aggregate value of US$10,000,000 and is not discharged within 30 days.

(g)	Unlawfulness

It is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement.

8.2	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Borrower:

(a) declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(b) declare that all or part of the Loan be payable on demand, whereupon they shall immediately become payable on demand by the Lender.

9.	NOTICES

Any notice or demand to be made by one person to another in respect of this Agreement may be served by leaving it at the address specified above (or such other address as such other person may previously have specified) or by letter posted by prepaid first-class post to such address (which shall be deemed to have been served on the tenth day following the date of posting), or by fax to the fax number specified above (or such other number as such person may previously have specified) (which shall be deemed to have been received when transmission has been completed).

10.	PARTIAL INVALIDITY

If at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.

11.	ENTIRE AGREEMENT

Except as otherwise expressly agreed in writing by the way of an amendment or modification hereto, this Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect hereto.

12.	ASSIGNMENT

The Borrower may not assign or transfer all or any part of their respective rights or obligation under this Agreement without the prior consent of the Lender. The Lender may assign the benefit of this Agreement with a prior notice to the Borrower.

13.	VARIATION

No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties. The expression “variation” shall include any variation, amendment, supplement, deletion or replacement however effected.

14.	THIRD PARTY RIGHTS

Any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

15.	INTERPRETATION; COUNTERPARTS

Clause headings are inserted for convenience only and shall not form part of this Agreement for the purpose of its interpretation. This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

16.	GOVERNING LAW

This Agreement shall be governed by English Law.

17.	DISPUTE RESOLUTION

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force. There shall be one arbitrator and the appointing authority shall be the London Court of International Arbitration. The place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. The Parties hereby waive any rights under the Arbitration Act 1996 to appeal any arbitration award to, or to seek determination of a preliminary point of law by, the courts of England. No other parties or other disputes shall be included in, or consolidated with, the arbitral proceedings.

EXECUTION PAGE

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

The Borrower

Alfa CTC Holdings Limited

/s/Charalambos Michaelides
By:	Charalambos Michaelides

/s/ Maria Pitta
By:	Maria Pitta

The Lender

Alfa Finance Holdings, S.A.

/s/ Pavel Nazarian
By:	Pavel Nazarian, Attorney-in-fact